Contact

www.linkedin.com/in/rodhildebrant (LinkedIn)

Top Skills

Home Care
Healthcare
Elder Care

Rod Hildebrant

Owner ShineWater
Miami, Florida, United States

Experience

ShineWater

Company Owner
September 2019 - Present (6 years 7 months)
Bay City, Michigan

213 development

Company Owner
August 2018 - Present (7 years 8 months)
Bay City, Michigan, United States

City office

Co-Founder
January 2017 - Present (9 years 3 months)
Bay City, Michigan, United States

The davidson building

Business Owner
April 2017 - Present (9 years)

Times lofts

Business Owner
January 2017 - Present (9 years 3 months)
Bay City, Michigan

Rehabilitation of old newspaper plant to luxury apartments

BeatBox

Investor
July 2015 - Present (10 years 9 months)

Hospice Advantage

President
September 2004 - October 2015 (11 years 2 months)
Corporate

Hospice Advantage is a multi-state Hospice company. We take care of the elderly, ill and infirm wherever they call home.

Heartland Home Care & Hospice
President
1995 - 2004 (9 years)

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Education

Masters of Science in administration, Health Services · (1980 - 1986)

Mayville High School